

Warehouse Republic Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Auditor's Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Warehouse Republic Inc.

We have audited the accompanying balance sheets of Warehouse Republic Inc as of December 31, 2020 and 2019, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Warehouse Republic Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern, which is often the case with early-stage companies. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 4th, 2021

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,196	23,800
Accounts Receivable	175,841	110,929
Total Current Assets	207,037	134,729
Non-current Assets		
Forklift and Racking Equipment, net of Accumulated Depreciation	181,547	178,089
Total Non-Current Assets	181,547	178,089
TOTAL ASSETS	388,584	312,818
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	201,416	143,016
Short Term Debt	69,154	-
Line of Credit	-	35,619
Payable to Related Party	5,000	-
PPP Loan	49,123	-
Accrued Interest - Related Party Debt	191	1,875
Total Current Liabilities	324,884	180,510
Long-term Liabilities		
SAFE (Future Equity Obligations)	691,000	265,000
Long Term Debt	136,127	169,220
Long Term Debt - Related Party	44,253	23,125
Total Long-Term Liabilities	871,380	457,345
TOTAL LIABILITIES	1,196,264	637,855
EQUITY		
Additional Paid-in Capital	10	10
Accumulated Deficit	(807,690)	(325,047)
Total Equity	(807,680)	(325,037)
TOTAL LIABILITIES AND EQUITY	388,584	312,818

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	1,314,534	457,168
Cost of Revenue	1,010,426	293,125
Gross Profit	304,107	164,043
Operating Expenses		
Advertising and Marketing	1,789	13,670
General and Administrative	249,624	134,183
Rent and Lease	493,139	232,683
Depreciation	37,142	-
Total Operating Expenses	781,694	380,536
Operating Income (loss)	(477,587)	(216,492)
Other Income/(expense)		
Interest Expense	(17,779)	(2,706)
Cashback Revenue	12,723	-
Total Other Income	(5,056)	(2,706)
Net Income (loss)	(482,643)	(219,199)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(482,643)	(219,199)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	37,142	-
Accounts Payable	58,400	99,307
Accounts Receivable	(64,913)	(73,091)
Accrued Interest - Related Party Debt	(1,684)	1,875
Security Deposits	-	41,368
Payable to Related Party	5,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	33,945	69,458
Net Cash provided by (used in) Operating Activities	(448,698)	(149,740)
INVESTING ACTIVITIES		
Forklift Equipment	-	(19,034)
Racking Equipment	(40,600)	(159,055)
Net Cash provided by (used by) Investing Activities	(40,600)	(178,089)
FINANCING ACTIVITIES		
Issuance of Debt	36,062	169,220
Issuance of Debt - Related Party	21,128	23,125
PPP Loan	49,123	-
SAFE (Future Equity Obligations)	426,000	65,000
Line of Credit Proceeds (payments)	(35,619)	35,619
Net Cash provided by (used in) Financing Activities	496,693	292,964
Cash at the beginning of period	23,800	58,665
Net Cash increase (decrease) for period	7,395	(34,865)
Cash at end of period	31,195	23,800

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/19	-	-	10	(105,849)	(105,839)
Net Income (Loss)	-	-	-	(219,199)	(219,199)
Ending Balance 12/31/2019	-	-	10	(325,047)	(325,037)
Net Income (Loss)	-	-	-	(482,643)	(482,643)
Ending Balance 12/31/2020	-	-	10	(807,690)	(807,680)

Warehouse Republic Inc.
Notes to the Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Warehouse Republic Inc. ("the Company") was originally formed in Delaware on February 8th, 2018, as a Limited Liability Company before converting to a C-Corporation on April 1st, 2019. The Company provides turnkey storage and fulfillment for omni-channel, e-commerce sellers. As a trusted partner, the Company enables small businesses to compete with big-name retailers. The Company is building a best in class, channel-agnostic, warehousing, and fulfillment network with 2-day delivery to provide its customers access to sophisticated supply chain capabilities with a top-notch partner experience, without being limited by their size.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise additional operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by providing turnkey storage and fulfillment for multi-channel, e-commerce sellers. Storage is charged on a per pallet basis. The first month minimum storage fee is charged upfront, thereafter, pallet storage is charged on a per diem basis. The Company also provides fulfillment services and bills labor hours for projects. The Company's payments are generally collected the following month of storage period or upon completion of services. The Company's primary performance obligation is to provide customers the warehousing storage and the services on demand which include receiving, storing, shipping, fulfilling and completing projects as requested by customer as per reasonable business timelines specified in their Service Level Agreement. These services are provided, earned and then billed to the Company's customers. As such, there are no future performance obligations associated with the revenue that is earned on a monthly basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Book Value as of 12/31/20
Forklift Equipment	5	$ 19,034	$ (3,807)	$ 15,227
Racking Equipment	5	$ 199,655	$ (33,335)	$ 166,320
Grand Total	-	$ 218,689	$ (37,142)	$ 181,547

Accounts Receivable

Trade receivables due from customers are obligations due under normal trade terms and they are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are typically collected after the service has been rendered and are never collected in advance.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Although an allowance for estimated losses is computed and recorded, the Company has a Warehouseman's lien on all goods that are warehoused for its customers and has the authority, per its service agreement, to liquidate any remaining goods from non-paying customers as a means of collecting on non-paid accounts receivable.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, the Company engaged in multiple activities with another company called Mantra Ventures, which is owned by its Chief Operating Officer. A summary of these activities is below:

    (a) The Company entered into a loan agreement for $30,000 with an interest rate of 10% and maturity date of December 2022. This loan is unsecured and the lender has the right to demand any unpaid balance upon events of default. The balance of this loan was $30,000 as of December 31, 2020.

    (b) Mantra Ventures financed the Company's software development in the amount of $10,000 with $5,000 remaining outstanding and payable as of December 31, 2020. This balance has been paid off on September 14, 2021.

    (c) Manta Ventures financed the Company's technology upgrades in the amount of $15,015 bearing no interest and a short-term maturity. This amount has since been repaid to Mantra Ventures.

In March 2019, the Company entered into a loan agreement with one of the founder's relatives for $25,000. This loan bears an interest rate of 10%, matures upon demand, and is not secured. Furthermore, this loan provides the noteholder the option to convert the remaining unpaid principal balance into a SAFE note with a 20% discount and a pre-money valuation cap of $2.5 Million. The accrued interest portion will be forgiven upon conversion to equity. The balance of this loan was $25,000 and $10,000 as of December 31, 2019 and 2020, respectively. This loan's principal balance and accrued interest of $15,464 has been paid off on September 14, 2021.

In 2019, the Company engaged in activities with another company called Spring Lake Products, which is owned by two of its founders. Spring Lake Products purchased storage space and services from the Company in the amount of $16,542.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Promissory Notes

In August 2019, the Company entered into a loan agreement for $10,000 with an interest rate of 7% and maturity date of August 2022. This loan is unsecured and the lender has the right to demand any unpaid balance upon events of default. The balance of this loan was $8,989 and $5,813 as of December 31, 2019 and 2020, respectively.

In August 2019, the Company entered into a loan agreement for $9,000 with an interest rate of 7% and maturity date of August 2022. This loan is unsecured and the lender has the right to demand any unpaid balance upon events of default. The balance of this loan was $8,091 and $5,232 as of December 31, 2019 and 2020, respectively.

In July 2020, the Company entered into a short-term loan agreement for $50,000 with an interest rate of 14.85% and maturity date of July 2021. This SAFE included the option of converting any remaining unpaid principal into a SAFE note with a pre-money valuation cap of $2.5 Million. This loan was paid off as of December 31, 2020.

In November 2020, the Company entered into a loan agreement for $130,000 with an interest rate of 10% and maturity date of November 2022. This loan is unsecured and the lender has the right to demand any unpaid balance upon events of default. The balance of this loan was $125,084 as of December 31, 2020.

Please see "Note 3 – Related Party Transactions" for additional loan details.

PPP Loan

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $49,122 with an interest rate of 1% and maturity date of April 2022. This loan is not secured. The balance of this loan was $49,122 as of December 31, 2020 and has been forgiven subsequent to the date of these financials. As such, it is not included in the table for debt principal maturities.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to receive cash payment equal to the purchase price, or future equity in the Company during a qualified financing, liquidity, or change of control event at discount rates ranging from 0% - 20% with pre-money valuation caps ranging from $2.5 to $5 Million depending on the timeline of investments in order to reward early investors. Although conversion is dependent upon conversion events, the Company will assume that they are converting in 2021 and including them in the debt principal maturities balance for 2021.

Lease Purchase Agreement

In November 2019, the Company entered into a lease purchase agreement to acquire racking equipment. This lease is deemed a capital lease and is recorded on the books at the purchase price and depreciated accordingly over its useful life. The total purchase price is $159,099 and the Company is required to make monthly installment payments. The balance for this loan was $152,140 and $69,154 as of December 31, 2019 and 2020, respectively. The maturity date of this loan is October 2021.

Debt Principal Maturities Five Years Subsequent to 2020	
Year	Amount
2021	$ 868,906 *
2022	$ 67,376
2023	$ -
2024	$ -
2025	$ -
Thereafter	$ -

*The SAFE notes mature during a qualified financing, liquidity, or change of control event which can occur in any year.

NOTE 6 – EQUITY

Upon conversion to a C Corporation, the Company authorized 20,000,000 shares of Common Stock with a par value of $0.000001 per share. The Company's ownership among its two founders was maintained in accordance with the previous LLC operating agreement. The Company will be amending its articles of incorporation to split 10M shares of outstanding (or issued) shares of Common Stock between the founders (8M) and an Equity Incentive Plan (2M).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 14, 2021, the date these financial statements were available to be issued.

In September 2021, the Company entered into a SAFE agreement with a strategic investor for $250,000 with a commitment for an additional $750,000 upon completion of a company audit and corporate organizational documents. Furthermore, this strategic investor is providing preferred rates with no deposit requirements to encourage expansion into a 250k sqft facility. This SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. The valuation cap of this agreement entered was $10M.

Please see "Note 3 – Related Party Transactions" for additional details regarding certain loans and payables.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.